Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001-03433

The Dow Chemical Company
Credit Suisse Basic Chemicals Conference

Jim Fitterling
Vice Chairman, Business Operations

September 17, 2015

SEC Disclosure Rules

Some  of  our  comments  today include statements about our expectations for the future. Those expectations involve risks and uncertainties. Dow cannot guarantee the  accuracy  of  any  forecasts or estimates, and we do not plan to update any forward-looking  statements  if  our expectations change. If you would like more information  on the risks involved in forward-looking statements, please see our annual  report and our SEC filings. In addition, some of our comments reference non-GAAP financial measures. Where available, presentation of and reconciliation to  the  most  directly  comparable GAAP financial measures and other associated disclosures are provided on the Internet at www.dow.com/investors.

Important Notices and Additional Information
In  connection  with  the proposed transaction, Splitco has filed a registration statement  on  Form  S-4/S-1  containing a prospectus and Olin has filed a proxy statement  on Schedule 14A and a registration statement on Form S-4 containing a prospectus  with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE
REGISTRATION   STATEMENTS/PROSPECTUSES  AND  PROXY  STATEMENT  AND  ANY  FURTHER
AMENDMENTS  WHEN  THEY  BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS
WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
PARTIES  AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a  free  copy of the prospectuses and proxy statement (when available) and other documents  filed by TDCC, Splitco and Olin with the SEC at the SEC's web site at
http://www.sec.gov.  Free  copies of these documents and any further amendments, once  available,  and each of the companies' other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at  190  Carondelet  Plaza,  Clayton, MO 63105. Attention: Investor Relations or
TDCC  or Splitco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan
48674, Attention: Investor Relations.

This  communication  is  not  a  solicitation  of  a  proxy from any investor or security holder. However, Olin, TDCC, and certain of their respective directors, executive  officers and other members of management and employees, may be deemed to  be  participants in the solicitation of proxies from shareholders of Olin in respect  of  the  proposed  transaction  under the rules of the SEC. Information regarding  Olin's  directors  and executive officers is available in Olin's 2014
Annual  Report  on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4,
2015. Information regarding TDCC's directors and executive officers is available in  TDCC's  Annual  Report on Form 10-K filed with the SEC on February 13, 2015, and  in  its  definitive proxy statement for its annual meeting of shareholders, filed  March  27,  2015, and a supplement to the proxy statement filed March 31,
2015.  These documents can be obtained free of charge from the sources indicated
above.  Other  information  regarding the participants in the proxy solicitation and  a  description of their direct and indirect interests, by security holdings or  otherwise,  is  contained  in  the registration statements, prospectuses and proxy statement and other relevant materials filed with the SEC.

This  communication shall not constitute an offer to sell or the solicitation of an  offer  to  sell  or  the solicitation of an offer to buy any securities, nor shall  there  be any sale of securities in any jurisdiction in which such offer, solicitation  or  sale  would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be  made  except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

(TM)Trademark of The Dow Chemical Company or an affiliated company of Dow.
"EBITDA" is defined as earnings (i.e., "Net Income") before interest, income taxes, depreciation and amortization.
"Operating EBITDA" is defined as EBITDA excluding the impact of "Certain Items."
"Operating EPS" is defined as earnings per share excluding the impact of
"Certain Items."
"Operating Return on Capital" is on a trailing twelve month basis and defined as "Adjusted Net Operating Profit After Tax divided by Average Total Capital."

Dow and Olin – A Long-Term Strategic Win/Win

Dow best long-term ethylene owner		Olin best long-term chlorine owner
	← Chlorine / Ethylene →	

Dow best long-term ethylene owner

- **High-return uses of ethylene**
- **Dow retains site integration while improving ROC**

- Retains Dow's chlorine integration advantage
- ROC accretive – expected to improve balance sheet by ~$5B[1] through liability reduction, cash and share buybacks
- Reduces exposure to vinyl chain
- Enables capital prioritization to highest return opportunities

Olin best long-term chlorine owner

- **Low-cost ECU producer**
- **Olin is fully integrated and diverse global leader in chlorine**

- Rapid step up to premier global position in chlorine chain
- Realizes ethylene integration at scale and USGC producer costs
- Positioned to compete
- Integrated base load customer
- Diversifies product offering and markets

Accelerates ROC Improvement; ~$8B in Pretax Proceeds

(1) Based on 3-23-15 timeframe

8

Olin Synthetic Ethylene Ownership

Dow Benefits
Receives reinvestment economics on ~1980 ethylene capacity connected to chlorine derivatives  Receives  ~$0.7B  capacity  rights  payment  with  potential for an additional ~$0.5B due upon option trigger Olin Benefits

Immediate back integration to USGC ethylene economics Access of up to 345 KTA of ethylene  Future  option  for  300 KTA increment in 2021 Deal Mechanics (20-year deal with upfront and per-lb payments)

Rights  to  345  KTA  ethylene/year  starting  at  deal  close  with  option for additional  300 KTA in 2021 related to Dow legacy contract sale/purchase at full industry  integrated  producer basis unit costs. Realizes Reinvestment Economics on ~35 Year Old Ethylene Capacity

Strength  of "New Olin" The Global Leader in Chlorine Derivatives with Unmatched
Scale, Integration and Diversification

(as of 2016)  Brine            Power        Ethylene
             Integration     Integration    Integration
In-House Cell Technology and Services
Diverse
Chlorine Outlets
(1) Via capacity reservation off-take agreements
   with Dow at economic cost-based pricing

Source: IHS; Publically available information